

Sent via email to SOH by Reed Smith 10/6/14 For review of fee table revisions

The Variable Annuity Contract

issued by

METROPOLITAN LIFE INSURANCE COMPANY

and

METROPOLITAN LIFE SEPARATE ACCOUNT E

MetLife Accumulation Annuity

November 17, 2014

This prospectus describes the modified single premium deferred variable annuity contract offered by Metropolitan Life Insurance Company (MetLife or we or us). The contract is offered for individuals and some tax-qualified and non-qualified retirement plans. The contract includes a guaranteed minimum accumulation benefit feature called the Preservation and Growth Rider (PGR) that, unless terminated, guarantees at a future date your Account Value will not be less than your Purchase Payment (adjusted for withdrawals). **This feature does not establish or guarantee any minimum return for any Investment Option and the PGR Amount does not represent an amount of money available for withdrawal and is not used to calculate any benefits under the contract prior to the PGR End Date (except as a potential death benefit amount upon the death of an Owner or Annuitant if owned by a non-natural person).**

The annuity contract has a single investment choice. We may add additional Investment Options in the future.

Fidelity® Variable Insurance Products
(Investor Class):
Fidelity® VIP FundsManager® 60% Portfolio

Please read this prospectus before investing and keep it on file for future reference. It contains important information about the MetLife Variable Annuity contract.

To learn more about the MetLife Variable Annuity contract, you can obtain a copy of the Statement of Additional Information (SAI) dated November 17, 2014. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of the prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on Page 38 of this prospectus. For a free copy of the SAI, or for further information, call us at (866) 414-3259, or write the Annuity Service Office, P.O. Box 10366, Des Moines, IA 50306-0366.

The contracts:

are not bank deposits
are not FDIC insured
are not insured by any federal government agency
are not guaranteed by any bank or credit union
may be subject to loss of principal

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

November 17, 2014


FEE TABLES AND EXAMPLES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or, if additional Investment Options are added in the future, transfer Account Value between Investment Options. State premium taxes may also be deducted. New York does not currently assess premium taxes on Purchase Payments.

Owner Transaction Expenses Table
Withdrawal Charge (Note 1)
(as a percentage of Purchase Payment withdrawn)   2%

Transfer Fee (Note 2) $ 25
(First 12 per year) $ 0

Note 1. If an amount withdrawn during the first seven Contract Years is determined to include the withdrawal of any portion of the Purchase Payment, a withdrawal charge may be assessed. Withdrawal charges are calculated in accordance with the following. (See "Expenses—Withdrawal Charge.")

Number of Complete Years from Contract Date	Withdrawal Charge (% of Purchase Payment withdrawn)
0	2
1	2
2	2
3	2
4	2
5	2
6	2
7 and thereafter	0

Note 2. Currently, the contract offers only one Investment Option. In the future, we may make additional Investment Options available. There is no charge for the first 12 transfers in a Contract Year; thereafter the fee is $25 per transfer. MetLife is currently waiving the transfer fee, but reserves the right to charge the fee in the future.

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including Investment Option fees and expenses.

Separate Account Annual Expenses
(as a percentage of average Account Value in the Separate Account)(Note 3)

Annual Mortality and Expense Charge	0.70%
Maximum Preservation and Growth Rider (PGR) Fee Rate (Note 4)	1.80%
Maximum Total Separate Account Annual Expenses Including PGR Charge	2.50%

Note 3. Separate Account Annual Expenses are not assessed during the Annuity Period of the contract.
Note 4. The PGR Fee Rate applied to your contract during any Contract Year will be less than or equal to the Maximum PGR Fee Rate. Your initial PGR Fee Rate is determined at the time the contract is issued and is stated in your contract. The Maximum PGR Fee Rate will not increase. If you elect an Optional Step Up, your PGR Fee Rate may increase to any rate less than or equal to the Maximum PGR Fee Rate. (See "Living Benefit—Preservation and Growth Rider—Optional Step Up" and "Expenses—Separate Account Annual Expenses—Preservation and Growth Rider Fee Rate.")


The next table shows the total operating expenses charged by Investment Options which you may pay periodically during the time you own the contract. <u>There is only one Investment Option available during the Accumulation Period.</u> An Investment Option may impose a redemption fee in the future. More detail concerning the Investment Option's fees and expenses is contained in the prospectus for the Investment Option and in the following tables.

<u>Total Annual Portfolio Expenses</u>   0.88%(1)
(expenses that are deducted from Investment Option assets,
including management fees, 12b-1/service fees, and other
expenses)

Note 1. The total annual portfolio expenses of the Fidelity VIP FundsManager® 60% Portfolio include the fees and expenses of the underlying portfolios (Acquired Fund Fees and Expenses).

For information concerning compensation paid for the sale of the contracts, see "Other Information—Distributor."


Investment Option Expenses
(as a percentage of the average daily net assets of an Investment Option)

The following table is a summary. For more complete information on Investment Option fees and expenses, please refer to the prospectus for the Investment Option. Acquired Fund Fees and Expenses are expenses incurred indirectly as a result of investing in shares of one or more underlying portfolios.

	Management Fees	12b-1/ Service Fees	Other Expenses	Acquired Fund Fees and Expenses	Total Annual Operating Expenses
Fidelity Variable Insurance Products					
Fidelity VIP FundsManager® 60% Portfolio	0.25%	0.00%	0.00%	0.63%	0.88%

Notes:

The information shown in the table above was provided by the Investment Option and we have not independently verified that information. Net Total Annual Operating Expenses shown in the table reflect any current fee waiver or expense reimbursement arrangement that will remain in effect for a period of at least one year from the date of the Investment Option's 2014 prospectus. Fee waiver and expense reimbursement arrangements with a duration of less than one year, or arrangements that may be terminated without the consent of the Investment Option's board of directors or trustees, are not shown.

The Fidelity VIP FundsManager® 60% Portfolio is a "fund of funds." A fund of funds invests substantially all of its assets in other underlying funds. Because this Investment Option invests in other funds, it will bear its pro rata portion of the operating expenses of those underlying funds, including the management fee.

Strategic Advisers, Inc., the investment manager of the Fidelity VIP FundsManager® 60% Portfolio has contractually agreed to waive 0.05% of the fund's management fee. This arrangement will remain in effect through April 30, 2015.

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